Exhibit 12.01

COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES

	Year Ended December 31,
(In millions, except ratios)	2013	2014	2015	2016	2017
Earnings:
Pre-tax income from continuing operations	$15,899	$17,259	$19,651	$24,150	$27,193
Adjustments:
Add: Fixed charges	258	307	349	423	534
Subtract: Capitalized interest	0	0	0	0	(48)
Earnings and fixed charges (net of capitalized interest)	$16,157	$17,566	$20,000	$24,573	$27,679

Fixed charges:
Interest expense and amortization of capitalized expenses related to indebtedness	$83	$101	$104	$124	$109
Capitalized interest	0	0	0	0	48
Estimated interest component included in rent expense	175	206	245	299	377
Total fixed charges	$258	$307	$349	$423	$534

Ratio of earnings to fixed charges	63	57	57	58	52